Mail Stop 3561

								September 15, 2005

Mr. Ram Mukunda, President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814

      Re:	India Globalization Capital, Inc.
		Registration Statement on Form S-1
		Amendment No. 4 filed August 19, 2005
      File No. 333-124942

Dear Mr. Mukunda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

2. Please discuss the applicability or inapplicability of Regulation
M to the contingent nature of the underwriter compensation arrangements. Please also discuss the applicability or inapplicability of Regulation M to the underwriter`s agreement to act as an advisor for business acquisitions by the issuer. Please address in your discussion when any applicable restricted period would end.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,



      John Reynolds
      Assistant Director

cc:	Michael Blount, Esq.
	Fax: (312) 269-8869
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Mr. Ram Mukunda
India Globalization Capital, Inc.
September 15, 2005
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